UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cedar Realty Trust, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

150602209

(CUSIP Number)

ERIC SHAHINIAN
CAMAC PARTNERS, LLC
350 PARK AVENUE, 13TH FLOOR
NEW YORK, NY 10022
914-629-8496

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

11/2/2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Camac Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,265,429

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,265,429

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,265,429

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Camac Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,265,429

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,265,429

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,265,429

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Camac Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,265,429

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,265,429

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,265,429

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
Eric Shahinian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,265,429

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,265,429

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,265,429

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Archer Stevenson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
300,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
300,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
300,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer

This statement on Schedule 13D is filed with the Securities and Exchange Commission on November 6, 2020 by the Reporting Persons (defined below) with respect to the common stock, par value $0.06 per share (the “Common Stock”) of Cedar Realty Trust, Inc., a Maryland corporation (the “Issuer”).  The principal executive office address of the Issuer is 44 South Bayles Avenue, Port Washington, NY 11050.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by:

(i)	Camac Partners, LLC, a Delaware limited liability company (“Camac Partners”)

(ii)	Camac Capital, LLC, a Delaware limited liability company (“Camac Capital”)

(iii)	Camac Fund, LP, a Delaware partnership (“Camac Fund”);

(iv)	Eric Shahinian, an individual, residing in New York (“Eric Shahinian”), who serves as the manager of Camac Capital; and

(v)	Archer Stevenson, an individual, residing in Canada (“Archer Stevenson”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 and filed as an exhibit to this Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)
The address of the principal office of Camac Partners, Camac Capital, Camac Fund, and Eric Shahinian is 350 Park Avenue, 13th Floor, New York, NY 10022.  The address of the principal office of Archer Stevenson is 15 Hillcrest Dr., Alliston, ON, L9R 0N4.

(c)
The principal business of Camac Fund is investing in securities. Camac Partners is the investment manager of Camac Fund. Camac Capital is the general partner of Camac Fund. The principal occupation of Eric Shahinian is serving as the manager of Camac Capital, the general partner of Camac Fund. The principal occupation of Archer Stevenson is serving as a private investor.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Camac Partners, Camac Capital, and Camac Fund are organized under the laws of Delaware. Eric Shahinian is a United States citizen. Archer Stevenson is a Canadian citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock purchased by Camac Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,265,429 shares of Common Stock beneficially owned by Camac Fund is approximately $3,730,118, including brokerage commissions. The shares of Common Stock purchased by Archer Stevenson were purchased with working capital. The aggregate purchase price of the 300,000 shares of Common Stock beneficially owned by Archer Stevenson is approximately $279,761, including brokerage commissions.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, were significantly undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to (i) increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) enter into transactions that increase or hedge their economic exposure to the securities of the Issuer without affecting their beneficial ownership of any shares of Common Stock.

No Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investments in the Issuer on a periodic basis and may from time to time engage in communications and discussions with management and the Board of Directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such review and discussions may materially affect, and result in, among other things, the Reporting Persons (i) modifying their ownership of the Common Stock; (ii) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (iii) proposing changes in the Issuer’s operations, governance or capitalization; (iv) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (v) pursuing one or more of the other actions described in set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. Initially, such discussions are expected to involve the Issuer’s business plan, G&A levels, other expenditures and corporate governance, as well as the composition of the Board and the compensation levels of management and the Board.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)          The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this statement on Schedule 13D are incorporated by reference. The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is based upon 89,308,796 shares of Common Stock outstanding, which is the total number of shares of Common Stock reported outstanding as of the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 29, 2020.

As of the close of business on the date hereof, Camac Fund and Archer Stevenson beneficially owned 4,565,429 shares of Common Stock, which represents approximately 5.1% of the Common Stock.

(b)
By virtue of their respective positions with Camac Fund, each of Camac Partners, Camac Capital, and Eric Shahinian may be deemed to have shared power to vote and dispose of the shares of Common Stock reported owned by Camac Fund.

(c)	Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in this statement on Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 2020

Camac Partners, LLC

By: Camac Capital, LLC,
its general partner

By:	/s/ Eric Shahinian
Eric Shahinian
Managing Member of the GP

Camac Capital, LLC

By:	/s/ Eric Shahinian
Eric Shahinian
Managing Member

By:	/s/ Eric Shahinian
Eric Shahinian

Camac Fund, LP

By: Camac Capital, LLC,
its general partner

By:	/s/ Eric Shahinian
Name: Eric Shahinian
Title: Managing Member of the GP

Eric Shahinian

/s/ Eric Shahinian

Archer Stevenson

/s/ Archer Stevenson

SCHEDULE A

Transactions in the Shares by the Reporting Persons During the Past 60 Days

The following table sets forth all transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on November 6, 2020. Unless otherwise indicated, all such transactions were effected in the open market.

Date of Purchase	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)

CAMAC FUND, LP

9/11/20	70,000	0.8245
9/28/20	89,895	0.7925
9/29/20	617,362	0.8040
9/30/20	231,601	0.8116
10/1/20	205,148	0.8170
10/2/20	42,492	0.8150
10/5/20	55,050	0.8358
10/6/20	105,410	0.8498
10/7/20	9,000	0.8699
10/8/20	74,090	0.8893
10/9/20	60,498	0.8950
10/12/20	102,582	0.9086
10/13/20	838,875	0.9048
10/14/20	318,665	0.9125
10/16/20	99,817	0.9312
10/19/20	13,348	0.9158
10/20/20	400,000	0.9043
10/26/20	51,100	1.0140
10/27/20	150,000	1.0166
10/30/20	50,796	0.9357
11/2/20	50,000	0.9650
11/3/20	50,000	0.9750

ARCHER STEVENSON

9/24/20	50,000	0.7398
10/20/20	(50,000)	0.9251
10/26/20	198,000	0.9340